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Exhibit 99.1

Broadridge Financial Solutions, Inc. Investor Communication Solutions, Canada 5970 Chedworth Way Mississauga, ON L5R 4G5
P 905 507 5100 F 905 507 5350 www.broadridge.com

May 8, 2009

Petro-Canada
150-6th Avenue S.W.
37th Floor
Calgary, AB    T2P 2E3
Attn: Daryn MacEachern

Dear Daryn:

Subject:    Petro-Canada

The mailing of the below noted items was completed by prepaid mail on May 5, 2009 to the registered shareholders of Petro-Canada as at the close of business on April 28, 2009 at the address of record for each shareholder as provided by CIBC Mellon Trust Company.

  1.
  Notices of Annual General And Special Meetings, Notice of Joint Petition and Joint Information Circular and Proxy Statement Concerning the Merger of Suncor Energy Inc. and Petro-Canada

  2.
  Proxy

  3.
  Election to Receive Interim Financial Statements

  4.
  Return Envelope

Sincerely yours,

"Leanne Branston"

Leanne Branston
Team Lead, Client Relations
Broadridge
(905) 507-5377

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  Exhibit 99.1